EXHIBIT 99.1

Acasti Announces Second Quarter Results

  Important progress made in FDA discussions on development pathway for CaPre®
  Reverse Stock Split effective October 15, 2015

LAVAL, Quebec, Oct. 14, 2015 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announces its financial and operating results for the second quarter ended August 31, 2015. All amounts in Canadian dollars.

"Acasti has made important progress in its discussions with the US Food and Drug Administration (FDA) regarding next steps in the development plans for CaPre®," highlighted Pierre Lemieux, PhD, Acasti's Chief Operating Officer. "The FDA has provided recommendations and guidance and Acasti is working in conjunction with experts in pharmaceutical drug development to optimize its regulatory pathway and better align itself with FDA's perspectives. Acasti remains committed to advancing its clinical trials as quickly as possible and is continuing its discussions with the FDA."

Second Quarter Financial Results

  Research and development (R&D) expenses were $1,116,000 for the quarter, versus $1,803,000 in the prior year
  Adjusted EBITDA1 was negative $(1,485,000) for the quarter, versus negative $(2,449,000) in the prior year
  Net loss was $(1,241,000) for the quarter, versus a net loss of $(3,712,000) in the prior year.

The year-over-year variance for both adjusted EBITDA and net loss were largely due to a decrease in R&D, and General & Administrative expenses.

Year-to-Date Financial Results

  Research and development (R&D) expenses were $2,462,000 for the six-month period, compared to $3,022,000 in the prior year
  Adjusted EBITDA was negative $(3,430,000) for the current year-to-date, versus negative $(4,144,000) in the prior year
  Net loss was $(2,206,000), versus a net loss of $(2,356,000) in the prior year.

The six-month year-over-year variances are mainly attributable to the same factors highlighted above for second quarter financial results.

CaPre® Development Plan

The FDA has provided Acasti with guidance and recommendations regarding next steps in the clinical development of CaPre®.  Acasti is incorporating these comments into its development plan to be better aligned with current FDA views on CaPre® and to ensure it is well positioned to move towards regulatory approval.  Working with several leading experts in pharmaceutical drug development, Acasti is also considering different alternatives to optimize its development plan for CaPre®.  Acasti will continue discussions with the FDA and upon approval will move forward with its trials.

Acasti intends to pursue CaPre® regulatory pathway under section 505(b)(2)2 of the Federal Food, Drug, and Cosmetic Act and plans to conduct a pivotal bioavailability bridging study, comparing CaPre®  to an omega-3 prescription drug.  The 505(b)(2) approval pathway has been used by many other companies and Acasti's regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre®, including the Phase 3 protocol design, while most importantly benefiting from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug.  In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a New Drug Application (NDA) submission.

FDA discussions are still ongoing and Acasti has prepared a comprehensive development plan to be reviewed with them. Execution of the plan will be contingent on FDA comments. As such, Acasti has not finalized its definitive Phase 3 program and overall costs and timelines are still contingent on FDA direction.  However, based on preliminary discussions with them, along with Acasti's intent to do a pivotal bioavailability bridging study, Acasti believes that a Phase 3 trial could be initiated in the next 18 months.

For the quarter ended August 31, 2015, Acasti had cash and cash equivalents of $15.8 million, which is sufficient to complete the pivotal bioavailability bridging study, to initiate the Phase 3 study, and to maintain ongoing working capital requirements.  Acasti has determined that full realization of Onemia® as a leading medical food requires significant additional investment in sales and marketing.  This would detract Acasti from focusing its energy and resources on the development of CaPre®.  Acasti expects ongoing sales of Onemia® to be at thresholds similar to recent quarters and the Corporation will be exploring strategic alternatives for Onemia®, including licensing opportunities.

Reverse Stock Split Effective October 15, 2015

On September 29, 2015 Acasti announced its decision to consolidate its issued and outstanding Class A common shares on a 1-for-10 basis in order to comply with NASDAQ minimum Bid Price Rules.  The consolidation will be effective at the open of trading on October 15, 2015 and the common shares shall begin trading on the NASDAQ and TSX Venture Exchange on a reverse split-adjusted basis on such date, which shall result in approximately 10,661,626 common shares issued and outstanding on a post-consolidation basis.

505(b)(2) Regulatory Pathway

The 505(b)(2) regulatory pathway is defined in The Federal Food Drug and Cosmetics Act as a New Drug Application (NDA) containing investigations of safety and effectiveness that are being relied upon for approval and were not conducted by or for the applicant, and for which the applicant has not obtained a right of reference. These applications differ from the typical NDA (described under Section 505(b)(1) of the Act), in that they allow a sponsor to rely, at least in part, on the FDA's findings of safety and/or effectiveness for a previously approved drug. A 505(b)(2) application may be granted 3 to 5 years exclusivity.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA, to assess its operating performance. These non-IFRS financial measures are directly derived from the Company's financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends its operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Acasti's method for calculating adjusted EBITDA may differ from that used by other corporations.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Acasti also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily nonrecurring.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1 See "Caution Regarding Non-IFRS Financial Measures" which follows.

2 See note on "505(b)(2) Regulatory Pathway"

CONTACT: Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         acastipharma.com